JSVC, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 AND ENDING 09/30/21
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSVC, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

729 Elepaio St.
(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Mukai   808-931-6464

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Mukai _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSVC, LLC _____, as of September 30 _____, 20 21 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF HAWAII
CITY AND COUNTY OF HONOLULU } SS.

SUBSCRIBED AND SWORN to before me this
20 day of November 2021

_____
Notary Public, First Judicial Circuit,
State of Hawaii

My commission expires: March 12, 2025

Notary Public

NOTARY PUBLIC
Comm. No. 06-150
STATE OF HAWAII

_____
Signature

President

Doc. Description: Annual Audited Report   Title

Doc. Date: 11/20/2021   No. Pages: 2

Jolene M N Takamori   First
Notary Printed Name   Jud. Circuit

11/20/2021

NOTARY PUBLIC
Comm. No. 06-150
STATE OF HAWAII

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JSVC, LLC

C O N T E N T S



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JSVC, LLC (the "Company") as of September 30, 2021, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JSVC, LLC as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JSVC, LLC's auditor since 2005.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
November 16, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

<u>JSVC, LLC</u>

<u>STATEMENT OF FINANCIAL CONDITION</u>

<u>SEPTEMBER 30, 2021</u>

ASSETS

Cash $ 7,162

MEMBER'S CAPITAL

MEMBER'S CAPITAL $ 7,162

TOTAL CAPITAL $ 7,162

The accompanying notes are an integral part of these financial statements.

JSVC, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2021

EXPENSES

Miscellaneous expenses	$	9,465
Loss from Operations	$	(9,465)
NET LOSS	$	(9,465)

The accompanying notes are an integral part of these financial statements.

JSVC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED SEPTEMBER 30, 2021

Balance-Beginning of Year	$	7,877
Capital Contributions		8,750
Net Loss		(9,465)
BALANCE-END OF YEAR	$	7,162

The accompanying notes are an integral part of these financial statements.

JSVC, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2021

Cash Flows from Operating Activities	
Net Loss	$ (9,465)
Net Cash Flow Used by	
Operating Activities	$ (9,465)
Net Cash Flow Used by	
Investing Activities	$ -0-
Cash Flows from Financing Activities	
Capital Contributions	$ 8,750
Net Decrease in Cash	$ (715)
Cash Balance at September 30, 2020	$ 7,877
Cash Balance at September 30, 2021	$ 7,162

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - JSVC, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on October 24, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At September 30, 2021, the Company did not have any lease obligations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING AGREEMENT

Various terms, such as restrictions on changes in membership interest, etc., are contained in the operating agreement. Currently, the managing member is the sole member of the Company. Therefore, any events initiated by the managing member should not be restricted by any terms contained in the operating agreement. However, those considering the purchase of membership interests in the Company should read the operating agreement prior to making such an investment.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2021, the Company's net capital and required net capital were $7,162 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 5 - RELATED PARTIES

The sole member has provided administrative assistance and other services to the Company without reimbursement.

NOTE 6 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting the following.

The sole member contributed $472 to the Company on October 6, 2021, to cover operating expenses.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 as the Company is a non-covered firm. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

JSVC, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2021

COMPUTATION OF NET CAPITAL
    Total member's capital $ 7,162
    Deductions: -0-

        NET CAPITAL $ 7,162

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Minimum net capital requirement (6 2/3%
        of total aggregate indebtedness) $ -0-

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement $ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS
    Total liabilities $ -0-

Percentage of Aggregate Indebtedness to
    Net Capital   0%

NOTE: There are no material differences between the
       computations above and the computations included
       in the Company's corresponding unaudited Form X-
       17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) JSVC, LLC claimed it may file an exemption report because it had no obligation under 17 C.F.R. section 240.15c3-3 and (2) JSVC, LLC, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commision release No. 34-70073 throughout the most recent fiscal year ended September 30, 2021 without exception. JSVC, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSVC, LLC's compliance with the exemption provisions for a non-covered firm. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities and Exchange Commission.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
November 16, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

JSVC LLC
729 Elepaio Street
Honolulu, HI 961816

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

November 16, 2021

JSVC, LLC ("Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year.

2. The Company, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 as it activities are limited to private placement services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Mark Mukai

Name and Title: Mark Mukai/President